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July 2, 2020

By Edgar Transmission

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Sonny Oh

Re:	Arca U.S. Treasury Fund
Pre-effective Amendment No. 2 on Form N-2 File No. 333-236320
Pre-effective Amendment No. 8 on Form N-2 File No 811-23392

Dear Mr. Oh:

On behalf of Arca U.S. Treasury Fund (the “Registrant”), we submit this response to comments received via telephone from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on July 1, 2020. The Staff’s comments related to the above-referenced Pre-Effective Amendment to the Fund’s Registration Statement on Form N-2 filed with the Commission on June 25, 2020 (the “Amendment”).

A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below. The responses will be reflected in the definitive version of the Registrant’s prospectus and statement of additional information to be filed with the Commission.

Where changes made in response to a comment relate to disclosure found in more than one place in the Registration Statement, conforming changes have been made throughout the document.

REPRESENTATION

1.	In the Staff’s view, certain of the features outlined in the section entitled “Potential Future Fund Attributes” may require additional input from the Staff or the Commission. The Staff therefore requests that the Registrant undertake to reengage with the Staff prior to implementing any of the features and structural changes disclosed in the section entitled “Potential Future Fund Attributes.”

Response: The Registrant hereby represents that, prior to implementing any of the features disclosed in the section entitled “Potential Future Fund Attributes,” it will notify the Staff of its intent to implement such feature(s) and will engage with the Staff and/or the Commission to address any regulatory issues identified in connection with such implementation.

U.S. Securities and Exchange Commission

July 2, 2020

Page Two

PROSPECTUS SUMMARY

2.	In the third paragraph under the heading “Investment Adviser and Fees,” the term “Fund Services Agreement” is used. It is not described or defined elsewhere. Please define the term.

Response: The Registrant has revised its disclosure to address the Staff’s comment.

3.	In the second paragraph under the heading “Repurchases of Shares,” please consider adding that the Registrant may accept by lot repurchase requests for all, none or at least a minimum amount shares repurchased, consistent with disclosure on page 52 of the prospectus.

Response: The Registrant has revised its disclosure to address the Staff’s comment.

4.	In the fourth paragraph under the heading “Risks of Digital Securities – The Fees and Risks Related to Use of the Ethereum Blockchain,” please remove the following phrase from the third sentence: “add the U.S. dollar equivalent of the ether required to pay for the gas to the transaction amount.”

Response: The Registrant has revised its disclosure to address the Staff’s comment.

5.	The Staff notes that, as discussed in response to comment number 19 in the Registrant’s response letter dated June 25, 2020, the Registrant removed “Repurchase Agreement Risk” and “Portfolio Turnover Risk” from the Prospectus Summary but retained such risks in the body of the prospectus. The Staff suggests that each risk in the prospectus must be reflected in the Prospectus Summary.

Response: The Registrant respectfully disagrees. Item 8.3.a. of Form N-2 requires a registrant to discuss the principal risk factors associated with an investment in the registrant “as well as those factors generally associated with investment in a company with investment objectives, investment policies, capital structure or trading markets similar to” those of the registrant. This does not suggest that the principal risk factors should include “factors generally associated with” investment in a similar company, but rather that these disclosure items may be separate. Moreover, Item 8.4. of Form N-2 requests that the registrant briefly discuss the types of investments that will be made by a registrant, other than principal investments, “and any policies or practices relating to those investments.” The Registrant submits that these two instructions to Form N-2 suggest that there may be a difference between the discussion of the principal investments to be made by a fund (and related principal risks) and those investments, risks, policies and practices that are not principal investments or risks of the fund. The Registrant does not believe that either repurchase agreement risk or portfolio turnover risk are principal risks of an investment in the fund, and therefore to include these risks in the list of principal risks could be misleading and could detract an investor from disclosure related to more significant risks of the investment. Nonetheless, under certain circumstances, an investment in the fund could be subject to either of these risks, and thus the disclosure should be included in the disclosure occurring later in the prospectus.

U.S. Securities and Exchange Commission

July 2, 2020

Page Three

PROSPECTUS

6.	In the paragraph headed “Investment Objective, Policies and Strategies – Investment Strategy,” please revise the final sentence to read “The Fund will not invest directly or indirectly in digital securities or digital assets.”

Response: The Registrant has revised its disclosure to address the Staff’s comment.

7.	In the first numbered paragraph under the heading “Quarterly Repurchases of Shares - Repurchase Requests in Excess of the Repurchase Offer Amount,” replace the words “not more than” with “less than.”

Response: The Registrant has revised its disclosure to address the Staff’s comment.

8.	In the paragraph immediately prior to the table under the heading “Description of Capital Structure and Shares – Rights Associated with Shares,” the Registrant states that the fund has “authorized and outstanding” 100,000,000 shares. Please reconcile this statement with the disclosure of “outstanding” shares in the table under the heading “Control Persons and Principal Holders” on page 23 of the Statement of Additional Information.

Response: The Registrant has revised its disclosure to address the Staff’s comment.

STATEMENT OF ADDITIONAL INFORMATION

9.	In the third paragraph of Note 1 to the Financial Statements, the Staff would prefer that the phrase “characterized as digital securities” in the second sentence be changed to “characterized herein as digital securities.”

Response: The Registrant notes that the Financial Statements have been audited by an independent registered public accounting firm, and to change the notes could require re-opening the audit. The Registrant does not believe that the suggested change is material to a potential investor’s understanding of the financial statements. Accordingly, the Registrant respectfully declines to make this change at this time. However, the Staff’s comments will be reflected in future filings.

10.	In the third paragraph of Note 3 to the Financial Statements, the Staff would prefer the defined term be “Blockchain Administration Agreement” (not “Blockchain Development Agreement”) to be consistent with the rest of the Registration Statement.

U.S. Securities and Exchange Commission

July 2, 2020

Page Four

Response: The Registrant notes that the Financial Statements have been audited by an independent registered public accounting firm, and to change the notes could require re-opening the audit. The Registrant does not believe that the suggested change is material to a potential investor’s understanding of the financial statements. Accordingly, the Registrant respectfully declines to make this change at this time. However, the Staff’s comments will be reflected in future filings.

*****

Should you have any further questions or comments regarding the captioned filings and/or this letter, please direct them to me at 303-592-2237 or Susan I. Gault-Brown, Esq. at 202-887-1597.

Very truly yours,

/s/ Kelley A. Howes
Name: Kelley A. Howes

Enclosures

cc:	Philip Liu, Arca Funds
J. Rayne Steinberg, Arca Funds
William Kotapish, Securities and Exchange Commission
Sumeera Younis, Securities and Exchange Commission
Susan I. Gault-Brown, Esq., Morrison & Foerster LLP
Richard Malinowski, Esq., Ultimus Fund Services
Marguerite C. Bateman, Esq., Vedder Price